

Mail Stop 4561

September 22, 2016

Stephen G. Waldis
Chief Executive Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

> **Re:** **Synchronoss Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 000-52049**

Dear Mr. Waldis:

We have reviewed your September 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2016 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 33

1.   In response to prior comment 2, you state that you are not substantially dependent upon any individual contract with Verizon. Please expand your analysis to provide support for this conclusion that includes both qualitative and quantitative factors as a basis for your assertion that the contracts are not required to be filed.

Exhibits and Financial Statement Schedules, page 96

2.   Regarding your response to prior comment 3, please note that each Form 10-K must include as exhibits all agreements required by Item 601(b)(10) of Regulation S-K, even if some of the agreements have previously been filed. Accordingly, in future Form 10-K filings, please confirm that you will include any previously-filed employment agreements

and other exhibits, as required by Item 601(b)(10). These may be incorporated by reference. For guidance, consider Question 146.02 of our Regulation S-K Compliance and Disclosure Interpretations.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572, or Christine Dietz, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitch Austin, Staff Attorney at (202) 551-3574 or Gabriel Eckstein, Staff Attorney at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3449.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services